(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number 0-07152

For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Devcon International Corp.
Full Name of Registrant

Former Name if Applicable

595 South Federal Highway, Suite 500
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33432
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007 because the Registrant is experiencing delays in the collection and compilation of certain financial information required to be included in the Form 10-Q, including, without limitation, the following:

(i)	Information relating to the March 31, 2007 classification of discontinued operations for the remaining assets of the Construction, Materials and Utilities Divisions, as it is management’s intent and plan to sell these assets. As a result, the Registrant must evaluate the assets held for sale and determine if there are any related impairment charges that must be recognized.

(ii)	Information relating to the Registrant’s consummation of specified transactions on March 20, 2007 under that certain Asset Purchase Agreement, dated March 12, 2007, by and between the Registrant and BitMar Ltd. (successor-in-interest to Tiger Oil, Inc.), a Turks and Caicos corporation. The transactions were comprised of, among other things, the sale of fixed assets, inventory and customer lists, which made up a majority of the assets of the Registrant’s Construction division.

The reasons causing the inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert W. Schiller	(561)	208-7213
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto.

DEVCON INTERNATIONAL CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2007	By:	/s/ Robert Farenhem
Robert Farenhem
President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Exhibit A

On March 6, 2006, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 9, 2005, the Registrant and Devcon Acquisition, Inc., an indirect wholly-owned subsidiary of the Registrant, completed a merger in which the Registrant acquired all of the outstanding capital stock of Guardian International, Inc. (“Guardian”) for an estimated aggregate cash purchase price of approximately $66.4 million. In connection with this acquisition, the Registrant increased its credit line (the “Credit Line”) from $70.0 million to $100.0 million under its revolving credit facility with CapitalSource Finance, LLC and drew down an additional $35.6 million under the Credit Line. A portion of these proceeds were used to repay an $8.0 million bridge loan, which was issued in November 2005, and the remainder of the Credit Line was used for general corporate purposes, including working capital.

On June 27, 2006, the Registrant sold its Boca Raton-based third party monitoring operation which has operated under the name Central One and the associated Boca Raton monitoring center that it acquired from Coastal Security Systems (“Coastal”) in November 2005, which operations generated recurring monthly revenue of approximately $0.4 million, to Lydia Security Monitoring, Inc., a New York corporation, operating under the name C.O.P.S. Monitoring, for $5.0 million in cash.

The Registrant believes that a significant change in the Registrant’s results of operations between the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Form 10-Q to which this notice applies due to changes related to the Registrant’s discontinued operations as the operations of the electronic security services division will be the only continuing operation to be reported.

Electronic security services revenue and the related gross profit are expected to increase when comparing quarter-to-quarter operations as a result of the additional two months of Guardian operations, which are partially offset by the sale of the Coastal wholesale monitoring business in June 2006.

In addition, the Registrant anticipates operating expenses will increase as expressed in dollars, but will decrease as a percentage of revenue. Specifically, the Registrant anticipates that operating expenses will be approximately $11.3 million, or 79.6% of anticipated total revenues for the quarter ended March 31, 2007, as compared to approximately $9.7 million, or 91.5% of total revenues for the corresponding quarter in 2006. The anticipated increase in operating expenses as expressed in dollars is primarily related to the additional two months of amortization of customer relationship intangible assets related to the Guardian acquisition.

Finally, the Registrant anticipates recording Other Expenses of approximately $6.3 million for the quarter ended March 31, 2007, as compared to $5.4 million which was recorded for the corresponding quarter in 2006. The anticipated increase in Other Expenses in 2007 compared to the same period in 2006 is primarily due to the $0.9 million increase in the charge related to the change in the fair value of the derivative instruments.

As a result of the foregoing, for the quarter ended March 31, 2007, the Registrant anticipates recording a net loss of approximately $9.4 million, compared to a net loss of $8.8 million during the comparable period in 2006. The Registrant is in the process of finalizing its income tax review for the quarter ended March 31, 2007 and, therefore, such net loss of $9.4 million may change.

The Registrant also anticipates reporting that, during the quarter ended March 31, 2007, the Registrant recognized a net loss, net of tax, from discontinued operations of $0.7 million, as compared to net income, net of tax, from discontinued operations of $0.9 million for the corresponding period in 2006. The Registrant is in the process of finalizing its income tax review for the quarter ended March 31, 2007 and, therefore, the income tax related to the discontinued operations may change.